Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268793) and Form S-8 (No. 333-272499, No. 333-222935 and No. 333-219143) of Byline Bancorp, Inc. and Subsidiaries (the “Company”), of our report dated March 4, 2024, relating to the consolidated financial statements and schedules of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a change in the method of accounting for credit losses), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2023.

/s/ Moss Adams LLP

Portland, Oregon

March 4, 2024